

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 30, 2007

Via Fax and U.S. Mail

E. Todd Whittemore
Executive Vice President, Master Servicing
Aurora Loan Services LLC
First Franklin Mortgage Loan Trust 2006-FF12
745 Seventh Avenue, 7th Floor
New York, New York

Re: **First Franklin Mortgage Loan Trust 2006-FF 12**
Supplement No. 1 to Form 10-K for the fiscal year ended December 31, 2006
Filed March 30, 2007
File No. 333-133985-04

Dear Mr. Whittemore,

We have reviewed your responses to the comments in our letter dated June 20, 2007 and have the following additional comments.

Form 10-K
Item 1122

1. We note your responses to prior comment 3. Please disclose that the material instances of noncompliance have been corrected in the body of your 10-K and whether they apply to this issuing entity.

Signatures

2. We note your response to prior comment 2. You indicated on Form 10-K that E. Todd Whittemore is the senior officer in charge of the servicing function of Aurora Loan Services LLC. However, we could not locate the corresponding change made to the Section 302 certification. Please revise or advise.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33(a) – Assurant Inc.

3. We note your response to prior comment 5. We have also received a letter dated August 17, 2007 on your behalf from Assurant regarding its servicing activities as well as a request for an extension of time to resolve its assessment of Item 1122(d)(4)(xii). Please note we may have further comment after we review their forthcoming correspondence.

Exhibits 35 (b) – Servicing Compliance Statements

4. We note the representation made by Mr. Baranet in paragraph 2. However, Mr. Baranet should also represent whether Home Loan Services, Inc. has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period. See Item 1123(b) of Regulation AB.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Edward E. Gainor, Esq.
Fax: (202) 775-8586